Exhibit (a)(5)(B)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated January 5, 2010, and the related Letter of Transmittal and any amendments or supplements thereto, and, other than as described in the following sentence, is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.
NOTICE OF OFFER TO PURCHASE FOR CASH
All Outstanding Shares of Common Stock
(Including the Associated Rights)
of
Merrimac Industries, Inc.
at
$16.00 Net Per Share
by
Crane Merger Co.
a direct, wholly-owned subsidiary
of Crane Co.
     Crane Merger Co., a Delaware corporation (the “Purchaser”) and a direct, wholly-owned subsidiary of Crane Co., a Delaware corporation (“Crane”), is offering to purchase all of the outstanding shares of Common Stock, par value $.01 per share (the “Shares”), of Merrimac Industries, Inc., a Delaware corporation (“Merrimac”), together with the Rights (as defined in the Offer to Purchase) associated with the Shares if any are outstanding, at a purchase price of $16.00 per Share (such price, or any higher per Share price paid in the Offer, the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding or stock transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 5, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, FEBRUARY 2, 2010, UNLESS THE OFFER IS EXTENDED.
     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 23, 2009 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Crane, the Purchaser and Merrimac. The Merger Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into Merrimac (the “Merger”) with Merrimac continuing as the surviving corporation and a direct, wholly-owned subsidiary of Crane. Each Share outstanding immediately prior to the effective time of the Merger (other than Shares held in the treasury of or reserved for issuance by Merrimac and Shares owned by Crane or the Purchaser or any other direct or indirect wholly-owned subsidiaries of Crane or Merrimac, all of which will be cancelled and extinguished, and any Shares held by stockholders who validly exercise appraisal rights under Delaware law), together with the Rights associated with the Shares if any are outstanding, will be converted in the Merger into the right to receive an amount in cash equal to $16.00 or any higher per Share price paid in the Offer, without interest thereon and less any applicable withholding or stock transfer taxes. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.
     The Merrimac Board of Directors, among other things, has unanimously (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Merrimac and its stockholders, and declared the Merger Agreement advisable; (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; and (iii) recommended that the stockholders of Merrimac accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if applicable, approve and adopt the Merger Agreement and the Merger.

     There is no financing condition to the Offer. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as described below), (ii) the expiration or earlier termination of all applicable waiting periods under any applicable antitrust, competition or merger control laws (none of which are believed to apply to the Offer and the Merger) and (iii) the absence of the occurrence prior to the expiration of the Offer and the continuation at the expiration of the Offer of certain events. The Minimum Condition requires that there has been validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares which, when taken together with the Shares, if any, beneficially owned by Crane, the Purchaser or any of their affiliates, represents at least a majority of the total outstanding Shares immediately prior to the acceptance for payment of the Shares ((a) assuming the issuance of all Shares (other than the Top-Up Option Shares (as defined herein) and any Shares reserved for issuance pursuant to the Rights) upon the exercise, conversion or exchange of all outstanding options, warrants, convertible or exchangeable securities and similar rights; provided, that only such outstanding options that vest on or before December 31, 2010 will be included for this calculation regardless of the conversion or exercise price or other terms and conditions thereof, and (b) excluding Shares tendered in the Offer pursuant to the guaranteed delivery procedures described in the Offer to Purchase as to which delivery has not been completed as of the applicable time). The Offer also is subject to other important conditions set forth in the Offer to Purchase.
     Merrimac has granted to Crane and the Purchaser an option (the “Top-Up Option”) to purchase from Merrimac, at a price per Share equal to the Offer Price, up to that number of newly issued Shares (the “Top-Up Option Shares”) not to exceed 19.9% of the number of Shares then outstanding such that the sum of (i) the number of Shares owned, directly or indirectly, by Crane or the Purchaser at the time of such exercise (excluding Shares tendered in the Offer pursuant to the guaranteed delivery procedures described in the Offer to Purchase as to which delivery has not been completed as of such time), and (ii) such number of Top-Up Option Shares equals one Share more than 90% of the sum of (x) the total number of Shares outstanding immediately after the issuance of the Top-Up Option Shares and (y) the total number of Shares that are issuable within ten business days after the issuance of the Top-Up Option Shares upon the vesting, conversion or exercise of all outstanding options, warrants, convertible or exchangeable securities and similar rights, regardless of the conversion or exercise price or other terms and conditions thereof but not giving effect to any Shares reserved for issuance pursuant to the Rights, to the extent the Rights Agreement (as defined in the Offer to Purchase) is then in effect. The Top-Up Option is subject to certain additional terms and conditions. Upon the terms and subject to the conditions of the Merger Agreement, if, as of immediately after the expiration of the Offer and acceptance of the Shares validly tendered in and not properly withdrawn from the Offer, the expiration of any subsequent offering period, the purchase, if applicable, of the Top-Up Option Shares and, if necessary, the expiration of the period for guaranteed delivery of Shares in the Offer, Crane or any direct or indirect subsidiary of Crane, taken together, owns at least 90% of the total outstanding Shares, Merrimac, Crane and the Purchaser will effect a short-form merger of the Purchaser into Merrimac, with Merrimac surviving, in accordance with the General Corporation Law of the State of Delaware as soon as practicable.
     The term “Expiration Date” means 12:00 midnight, New York City time, on Tuesday, February 2, 2010, unless the Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.
     The Merger Agreement provides that, unless the Merger Agreement is terminated in accordance with its terms, and without the consent of Merrimac, the Purchaser (i) will extend the Expiration Date for any period required by the rules and regulations of the Securities and Exchange Commission (the “SEC”) or the NYSE AMEX (“NYSE AMEX”) applicable to the Offer, including in connection with an increase in the Offer Price, (ii) will extend the Expiration Date if on any then scheduled Expiration Date any of the conditions to its obligation to purchase Shares is not satisfied or waived by Crane, for such periods of up to ten business days at a time (or such other period as shall be approved by Merrimac) as the Purchaser may deem reasonably necessary, but, except as provided in clause (iii) below or as required by the rules and regulations of the SEC or NYSE AMEX applicable to the Offer (including in connection with an increase in the Offer Price), in no event may the Expiration Date be extended by this clause (ii) to a date later than March 15, 2010 or such later date as it may be extended pursuant to the Merger Agreement (the “Outside Date”), and (iii) may extend the Expiration Date beyond the Outside Date for up to a period not to exceed the period which ends on the 13th business day after the last to occur of any date on which (w) Merrimac shall have publicly announced the receipt of an Acquisition Proposal (as defined in the Merger Agreement) in the event such announcement is made less than ten business days prior to the Outside Date, (x) Merrimac publicly announces its reaffirmation of its approval or recommendation of the Offer following the public announcement of the receipt of any Acquisition Proposal in the event that such reaffirmation or announcement is made less than ten business days prior to the Outside Date, (y) an Adverse Recommendation Change (as defined in the Merger Agreement) has occurred less than ten business days prior to the Outside Date or (z) Merrimac advises Crane of an Acquisition Proposal in accordance with the Merger Agreement if such advisement is received by Crane less than ten business days prior to the Outside Date. However, the Purchaser will not extend the Offer if all of the conditions to the Offer are satisfied or waived and it is permitted under applicable law to accept for payment and pay for validly tendered Shares that are not validly withdrawn.
     Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement. Such announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.
     If the Purchaser has accepted for payment validly tendered Shares in the Offer, but such Shares (together with Shares owned of record by Crane, the Purchaser and their direct and indirect subsidiaries) represent less than 90% of the then-outstanding Shares, the Purchaser may, in its sole discretion, until the Outside Date, extend the Offer for a subsequent offering period of not less than three nor more than 20 business days, as determined by Crane. No withdrawal rights apply to Shares tendered during a subsequent offering period, and no withdrawal rights apply during a subsequent offering period with respect to Shares previously tendered in the Offer and accepted for payment.
     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to BNY Mellon Shareowner Services (the “Depositary”) of the Purchaser’s acceptance of such Shares for payment pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, the Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price for such Shares with the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to the tendering stockholders whose Shares have been accepted for payment. Payment for the Shares accepted pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in the Offer to Purchase; (ii) a properly completed and duly executed Letter of Transmittal with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal; and (iii) any other documents required by the Letter of Transmittal.
     Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless already accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after March 3, 2010; provided, however, that there will be no withdrawal rights during any subsequent offering period. For a withdrawal of Shares to be effective, the Depositary must timely receive a written, telegraphic or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares. If certificates evidencing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary.
     The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.
     Merrimac provided the Purchaser with Merrimac’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and related documents to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Merrimac’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.
     The receipt of cash by a U.S. Holder (as defined in the Offer to Purchase) in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, or foreign income or other tax laws. The receipt of cash by a Non-U.S. Holder (as defined in the Offer to Purchase) in exchange for Shares in the Offer or the Merger will generally not create a U.S. federal income tax liability. See the Offer to Purchase for a more detailed discussion of the U.S. federal income tax considerations relevant to the Offer and the Merger. You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.
     The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both documents in their entirety before any decision is made with respect to the Offer.
     Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent as set forth below, and copies will be furnished promptly at the Purchaser’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:	The Depositary for the Offer is:

BNY Mellon Shareowner Services	BNY Mellon Shareowner Services

480 Washington Boulevard, 27th Floor Jersey City, NJ 07310 Toll Free: (800) 777-3674 Call Collect: (201) 680-6579	Mellon Investor Services LLC 480 Washington Boulevard Jersey City, NJ 07310
January 5, 2010